MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : HOLDINGS

Top 15 Holdings as of March 31, 2012	
Bank of America Corp.	4.84%
Mastercard Inc.	4.72%
Citigroup Inc.	4.11%
Companhia de Bebidas	3.87%
Aegon NV	3.75%
Munich RE Group	3.74%
Microsoft Corp.	3.62%
General Electric Co.	3.46%
Pfizer, Inc.	3.39%
Google Inc.	3.36%
Mitsubishi UFJ Financial	3.36%
Cisco Systems, Inc.	3.33%
Exxon Mobil	3.25%
Lukoil	3.19%
ING Group	3.14%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Financials
28.80%
Information Technology
20.36%
Health Care
14.08%
Telecommunication Services
13.28%
Energy
9.50%
Industrials
6.51%
Consumer Staples
3.87%
Consumer Discretionary
2.26%
Net Cash
1.34%

Fund Sectors as of March 31, 2012	
Financials	28.80%
Information Technology	20.36%
Health Care	14.08%
Telecommunication Services	13.28%
Energy	9.50%
Industrials	6.51%
Consumer Staples	3.87%
Consumer Discretionary	2.26%
Net Cash	1.34%

*Net Cash represents cash equivalents less liabilities in excess of other assets.